Filed pursuant to Rule 424(b)(3)
File No. 333-218453

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 13, 2020, as supplemented)

Breakwave Dry Bulk Shipping ETF
10,000,000 Shares

This supplement is to the prospectus (the “Prospectus”) of ETF Managers Group Commodity Trust I (the “Trust”) dated March 13, 2020, which relates to shares (the “Shares”) issued by the Breakwave Dry Bulk Shipping ETF (the “Fund”), a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-218453. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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Creation and Redemption Transaction Fee

As of the date of this supplement, each reference to the amount of the transaction fee paid by Authorized Participants to compensate the Fund for its expenses in connection with the creation and redemption of Baskets is hereby revised to be $250.

Additionally, the Prospectus is revised as follows:

The table included in the section titled “PROSPECTUS SUMMARY – Breakeven Analysis” is deleted and replaced with the following:

Assumed initial selling price per Share	$15.37

Management, License and Service Fees(1)	$0.00

Creation Basket Fee(2)	$(0.01)

Estimated Brokerage Fee (0.40%)(3)	$0.06

Other Fund Fees and Expenses(4)	$0.54

Interest Income(5)	$(0.24)

Amount of trading income required for the Fund’s NAV to break even	$0.35

Percentage of initial selling price per share(6)	2.27%

(1)	The Fund is obligated to pay the Sponsor a Sponsor Fee, payable monthly, equal to the greater of (i) 0.15% per year of the Fund’s average daily net assets; or (ii) $125,000. The Fund also pays Breakwave a license and service fee, paid monthly in arrears, for the use of the Benchmark Portfolio in an amount equal to 1.45% per annum of the value of the Fund’s average daily net assets. Average daily net assets are calculated daily by taking the average of the total net assets of the Fund over the calendar year – i.e., the sum of daily total net assets divided by the number of calendar days in the year. On days when markets are closed, the total net assets are the total net assets from the last day when the market was open. The amount presented is based on the Fund’s total assets as of December 31, 2019 and incorporates the Sponsor’s and Breakwave’s contractual agreements to waive their fees and/or assume Fund expenses (excluding brokerage fees, interest expense, and extraordinary expenses) to cap Total Annual Fund Expenses at 3.50% (see note 6 below).

(2)	Authorized Participants are required to pay a Creation Basket fee of $250 for each order they place to create one or more Baskets. An order must be at least one Basket, which is 25,000 shares. This breakeven analysis assumes a hypothetical investment in a single share so the Creation Basket fee is $0.01 (250/25,000).

(3)	Brokerage commissions represent the cost of rolling the futures four times in 12 months, in line with the roll methodology of the Fund. Each time, a 0.10% commission applies to the nominal amount. In addition, exchange and FCM clearing fees are included, based on the nominal amount, and lot estimates based on futures prices as of February 20, 2020.

(4)	Other Fund Fees and Expenses include, among others, legal, printing, accounting, distribution, custodial, administration, bookkeeping, and transfer agency costs. This amount is based on estimated expenses calculated on an annualized basis The Sponsor has paid all of the expenses related to the organization of the Fund and offering of the shares in this prospectus.

(5)	The Fund earns interest on its investments and funds it deposits with the futures commission merchant and the custodian, U.S. Treasuries, and money market funds at an estimated interest rate of 1.56%. This is a blended rate based on the rate of interest earned on all of the foregoing as of February 20, 2020. The actual rates may vary.

(6)	Breakwave has agreed to waive its fee and the Sponsor has agreed to assume the Fund’s Other Expenses (which term excludes brokerage fees, interest expenses, and extraordinary expenses) so that the Fund’s total annual expenses do not exceed 3.50% per annum through February 28, 2021. After that date, the expense limitation may be terminated and Fund shareholders may incur expenses higher than 3.50% annually, perhaps significantly higher. The percentage of initial selling price per share in the table represents the estimated approximate percentage of selling price per share net of any expenses or Management Fees waived or assumed by Breakwave or the Sponsor. The estimated approximate percentage of selling price per share before waived or assumed expenses or Management Fee is 20.37% based on the Fund’s assets, net asset value per share and shares outstanding as of December 31, 2019. The Fund may also be responsible for brokerage fees, interest expense, and certain non-recurring or extraordinary fee and expenses.

Accordingly, all references to the return necessary for a hypothetical investment in Shares to break even over the next 12 months, assuming a selling price of $15.37 (the closing price per share as of December 31, 2019), are revised to be 2.27% or $0.35.

The date of this prospectus supplement is May 19, 2020